UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to                     .

Commission file number # 1-4364

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Ryder System, Inc.

11690 NW 105 Street
Miami, Fl. 33178

REQUIRED INFORMATION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Date: May 27, 2005	By:/s/ Jennifer Thomas

Jennifer Thomas
Senior Vice President and Chief Human
Resources Officer, Plan
Administrator

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator
Ryder System, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Ryder System, Inc. 401(k) Savings Plan (the Plan), as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Miami, Florida
April 25, 2005

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
Assets
Investments:
Short-term money market instruments	$2,276,934	$2,813,715
Investment contracts, at contract value	164,781,490	149,936,251
Mutual funds	375,818,811	331,431,870
Ryder System, Inc. Common Stock Fund	108,968,935	90,831,249
Participant loans receivable	27,668,817	31,083,961

Total investments	679,514,987	606,097,046
Receivables:
Employer contribution	7,892,949	3,445,304
Participant contribution	167,264	453,448

Total receivables	8,060,213	3,898,752

Total assets	687,575,200	609,995,798

Liabilities
Due to broker for securities purchased	4,565,546	—

Net assets available for plan benefits	$683,009,654	$609,995,798

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Net appreciation in value of investments	$65,585,539	$74,262,089
Dividends	6,364,485	3,200,282
Interest	8,478,552	5,951,378

Net investment income	80,428,576	83,413,749

Contributions:
Employer	17,017,325	11,918,474
Participants	36,010,367	25,574,908

Total contributions	53,027,692	37,493,382

Transfers from other plans, net	—	176,250,326

Total additions	133,456,268	297,157,457

Deductions from net assets attributed to:
Distributions to plan participants	60,115,273	38,679,961
Administrative expenses	327,139	372,474

Total deductions	60,442,412	39,052,435

Net increase	73,013,856	258,105,022

Net assets available for plan benefits:
Beginning of year	609,995,798	351,890,776

End of year	$683,009,654	$609,995,798

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Ryder System, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General. The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant’s rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is Ryder System, Inc. Retirement Committee comprised of ten persons appointed by Ryder System, Inc.’s Board of Directors. The Plan’s trustee and recordkeeper is Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively. Effective December 31, 2003, the Ryder System, Inc. Employee Savings Plan A (Plan A) was merged into the Plan and the merged Plan was renamed the Ryder System, Inc. 401(k) Savings Plan.

Eligibility. Participation in the Plan is voluntary. In general, any salaried or non-salaried employee of Ryder System, Inc. (the Company) and participating affiliates, as well as field hourly employees of Ryder Integrated Logistics, are immediately eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.

Contributions. Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of a) 50% of compensation, depending on an individual’s annual salary level, b) IRS limit of $13,000 or c) such other amount as shall be determined by the Plan Administrator from time to time. Additionally, participants may elect to make after-tax contributions to the Plan.

Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $3,000 in addition to the IRS limit of $13,000. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of seventeen investment options and may transfer among funds on a daily basis.

If a participant meets certain requirements related to employment date, age, and service hours, the Company may contribute to the participant’s account. Company contributions are invested in the investment funds in the same allocation percentages as each participant’s deferred contributions.

Effective January 1, 2004, the Company no longer makes a fixed match contribution for salaried and non-salaried employees, other than field hourly employees of Ryder Integrated Logistics, a wholly-owned subsidiary of the Company. The Company may make a variable contribution, which is based on the Company’s attainment of specified performance goals, to eligible participants. Company contributions will be for the benefit of those participants who meet eligibility requirements as defined by the Ryder System, Inc. Retirement Committee.

Prior to January 1, 2004, the Company matched 50% of the salaried and non-salaried participant’s annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year, or, (2) 50% of the first 4% of the participant’s compensation for any plan year. The Company matched an additional 50% of the next 2% of participants’ compensation if the Company met its Economic Value Added (“EVA”) goal or a pro-rata portion of the EVA match based on the portion of EVA goal attained.

For field hourly employees of Ryder Integrated Logistics who meet certain requirements related to employment date, age, and service hours, the Company will make a basic contribution of $400 prorated on an annual basis, whether or not the employee contributes to the Plan. If the employee contributes to the Plan, the Company will match the first $300 at 100% and match the next $800 at 50% (Prior to January 1, 2004, the Company matched 100% of the $800 if the Company met its EVA goal or a pro-rata portion of the EVA match based on the portion of EVA goal attained).

Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. In 2004 and 2003, employer contributions were reduced by $435,298 and $415,340 respectively, from forfeited nonvested accounts. At December 31, 2004, forfeited nonvested accounts available to reduce future employee contributions totaled $62,565.

Vesting. Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. At retirement age, (the earlier of age 65 or the date in which a participant has both attained age 55 and completed at least 10 years of service), a participant becomes fully vested in the Company contributions and the earnings attributable to such contributions. Ryder Integrated Logistics field hourly employees’ basic company contributions and the match on the first $300 of participant contributions are immediately fully vested.

Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at a rate which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Distributions. On termination of service, if a participant’s account balance is greater than $5,000, a participant’s account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant’s consent. Terminated participants whose account balance is less than $5,000 receive automatic distributions. As of December 31, 2004 and 2003, amounts allocated to accounts of terminated persons who have not yet been paid their automatic distributions totaled $376,170 and $368,746, respectively. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship. The Plan administrator approves the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2. Summary of Significant Accounting Policies

Basis of Accounting. The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments. Short-term money market instruments are stated at cost, which approximates fair value. Investments in fully benefit-responsive insurance company and bank guaranteed investment contracts (“GICs”) are stated at contract value which represents cost plus accrued interest (Note 4). A fully benefit-responsive contract provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan.

Investments in synthetic GICs are also stated at contract value. A synthetic GIC is comprised of two components, an underlying asset and a “wrapper” contract. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued as the difference between the fair value of the underlying asset (or pro-rata pool of assets) and the contract value. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal or account of a participant’s retirement, disability or death, or participant-directed transfers, in accordance with the terms of the Plan.

The Ryder System, Inc. Common Stock Fund (RCS Fund) is offered as an investment option to participants in the Plan. The RCS Fund invests primarily in Ryder System, Inc. common stock, which is traded on the New York Stock Exchange under the ticker symbol (R) and is valued at quoted market price. A small portion of the fund is invested in short-term money market investments. The money market portion of RCS Fund provides liquidity which enables the Plan participants to transfer money daily among all investment choices.

Mutual funds are valued at quoted market prices, which represent the net asset value of the securities held in such funds. Participant loans bear interest at market rates and are stated at the outstanding principal balance plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains or losses and the unrealized appreciation (depreciation) on those investments. Dividends on Ryder System, Inc. common stock and mutual funds are recorded on the record date. Interest income is recorded on the accrual basis.

Payment of Benefits. Benefits are recorded when paid.

Risk and Uncertainties. The Plan’s invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3. Investments

The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan’s net assets at either December 31, 2004 or 2003:

	2004	2003
Ryder System, Inc. Common Stock Fund	$108,968,935	$90,831,249
Fidelity Equity-Income Fund	63,876,176	57,328,852
Putnam Voyager Fund A	74,255,756	77,733,941
Fidelity Contrafund	67,117,433	57,900,716
Fidelity Diversified International Fund	44,030,336	33,691,564
Fidelity Growth Company Fund	37,681,174	27,954,059

     During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Mutual Funds	$30,148,712	$49,315,484
Ryder System, Inc. Common Stock Fund	35,436,827	24,946,605

	$65,585,539	$74,262,089

4. Investment Contracts with Insurance Companies

The Managed Interest Income Fund, one of the Plan’s investment funds, may be invested in short-term money market instruments through the Fidelity Short-Term Interest Fund and contracts with insurance companies, banks and other financial institutions. The Managed Interest Income Fund continues to maintain investments in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. These contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings at crediting interest rates which reset quarterly, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The average annual yield for the Managed Interest Income Fund was 4.6% and 5.0% in 2004 and 2003, respectively. The weighted average crediting interest rates for the investment contracts as of December 31, 2004 and 2003 were, 4.34% and 4.75%, respectively. At December 31, 2004 and 2003 the fair value of the underlying assets of the synthetic GICs and the value of the related “wrapper” contracts were $167,354,509 and $(2,573,019), respectively and $155,802,701 and $(5,866,450), respectively. The Plan had no traditional GICs at December 31, 2004 or 2003.

5. Concentration of Credit Risk

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across fifteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder Stock Fund, which invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

6. Plan Transfers

Prior to January 1, 2004, the Company also sponsored the Ryder System, Inc. Employee Savings Plan A for non-salaried employees other than Ryder Integrated Logistics hourly field employees. As discussed in Note 1, Plan A was merged into the Plan, effective December 31, 2003. Transfers from Plan A, mostly resulting from the merger, for 2003 amounted to $176,250,326. There were no transfers into or out of the Plan in 2004.

7. Related Party Transactions

The Plan holds shares of Ryder System, Inc. common stock (2,259,004 and 2,634,333 shares at December 31, 2004 and 2003, respectively) and recorded dividend income, net realized gains on sale and net unrealized appreciation in value of these securities.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Company, which is affiliated with the Plan’s current trustee and, therefore, these transactions qualify as party-in-interest. Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $327,139 and $372,474 for the years ended December 31, 2004 and 2003, respectively.

8. Plan Termination

While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant’s account.

9. Tax Status of the Plan

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the “Code”) and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated June 4, 2002 has been obtained from the Internal Revenue Service.

Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

10. Reconciliation of Financial Statements to Forms 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2004	2003
Net assets available for benefits per the financial statements	$683,009,654	$609,995,798

Amounts allocated to withdrawing participants with balances less than $5,000 reflected as payable	(376,170)	(368,746)

Net assets available for benefits per the Form 5500	$682,633,484	$609,627,052

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended
December 31, 2004
Distributions to participants per the financial statements	$60,115,273
Add: Amounts allocated to withdrawing participants with balances less than $5,000 at December 31, 2004	376,170
Less: Amounts allocated to withdrawing participants with balances less than $5,000 at December 31, 2003	(368,746)

Benefits paid to participants per the Form 5500	$60,122,697

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

SCHEDULE I

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Fair
Value
IDENTITY OF ISSUER OR BORROWER/DESCRIPTION OF INVESTMENTS:

SHORT TERM MONEY MARKET INSTRUMENTS:

Fidelity Short-Term Interest Fund*	$2,276,934

INVESTMENT CONTRACTS:

Synthetic Guaranteed Investment Contracts:

Various
ABN AMRO GLBL 7.25 5/31/0	117,692
WISC ENERGY 5.875 4/01/06	316,528
WESTFIELD 4.375 11/1 144A	234,114
WELLS 7.8% 6/15/10	947,565
WELLS FARGO 4.2% 1/15/10	533,700
WELLS FARGO & CO 4 9/10/1	126,788
WASH MUTUAL INC 4 1/15/09	731,122
WACHOVIA 6.15 3/15/09	485,529
VAELEC 5.75% 3/31/06	652,492
VERIZON NEW YOR 6.875 4/0	108,268
VERIZON WRLSS 5.375 12/15	269,930
VERIZON GLBL 7.25 12/1/10	673,761
UNION PLANTERS 5.125 6/15	120,022
USA ED MTN 5.625 4/10/07	226,934
US BANK NA 3.9% 8/15/08	524,502
TRAVELERS PPTY 3.75 3/15/	160,203
TIME WARNER COS 8.18 8/07	199,758
TEXTRON FINL 2.75 6/01/06	133,688
TELEFONICA GLBL 7.35 9/15	220,759
TELECOM ITALIA 4 11/15/08	816,048
SWESTERN PUB SVCS 5.125 1	300,303
SOUTHTRUST 5.8 6/15/14	148,615
SOUTHER CO CAP5.3 2/01/0	224,219
SALOMONSMITH 5.875 3/15/0	1,352,425
SALOMONSMITH GLBL 6.5 2/1	94,123
ST PAUL COS 5.75% 3/15/07	232,609
ST PAUL COS 7.875 4/15/05	103,009
SAFECO CORP4.2% 2/01/08	298,179
SLM CORP3.5% 9/30/06	409,121
SLM CORP4% 1/15/09	71,257
SLM MTN 3.625 3/17/08	251,418
SBC COMM GLBL 4.125 9/15/	768,688
SBC COMM GLBL 6.25 3/15/1	150,603
ROYAL KPN NV YANK 8 10/01	432,122
REED ELSEVIER C 6.125 8/0	249,649
RABOBANK CAP II 5.26 144A	310,379
QUEBEC PROV GLB 5 7/17/09	69,378
PRUDENTIAL FIN 4.104 11/1	167,672
PRINC LIFE 2.8 6/26/ 144A	555,112

SCHEDULE I

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Fair
Value
PRIME PROP FNDG 5.6 6/15/	145,642
PRICOA GLBL FDG 3.9 12/15	329,897
PHILLIPS PETE GLB 8.75 5/	325,718
PHILIP MORRIS 7% 7/15/05	387,673
PSI ENERGY 6.65 6/15/06	94,166
NY LIFE GLBL MTN 3.875 1/	91,116
NAT-RURAL GLBL 5.75 8/28/	130,591
NATL RURAL MTN 3.24 7/22/	220,106
MORGAN STANLEY 4% 1/15/10	402,604
MORGAN STANLEY 3.875 1/15	177,154
MSTDW 3.625% 4/01/08	180,646
MORGAN JP & CO 6.25 1/15/	238,072
MONUMENT GLOBAL 3.85 3/03	558,373
MET LIFE GBL 4.25 7/ 144A	471,435
METLIFE INC 5.5% 6/15/14	98,802
METLIFE INC 3.911 5/15/05	328,074
METLIFE 5.375 12/15/12	114,332
MERRILL LYNCH 6.56 12/16/	108,384
MERCANTILE BCOR 7.3 6/15/	135,784
MARSHALL & ISLY 4.375 8/0	215,669
MARSH & MCL GLB 5.375 3/1	97,368
MANUFTRS & TRDR 3.85 4/01	399,667
MARSH & ILSLEY 3.95 8/14/	217,324
LEHMAN BROS HLDGS 4 1/22/	420,073
LEGG MASON 6.75 7/02/08	162,777
KOREA DEV BANK 3.875 3/02	204,968
KEYSPAN 7.625 11/15/10	224,916
JP MORGAN CHASE 5.625 8/1	856,365
JP MORGAN CS GLB6.75 2/1/	253,337
HUTCHISON WH 5.45 11 144H	312,384
HUTCHISON WINT 7 2/1 144A	114,341
HOUSEHOLD INTL 8.875 2/15	347,725
HOUSEHOLD MTN 4.125 11/16	764,218
HOUSEHOLD FIN C 4.125 12/	618,642
HOUSEHOLD GBL 5.875 2/1/0	136,633
HOUSEHOLD FIN GL 6.4 6/17	281,156
HARTFORD FINL S 2.375 6/0	78,696
HARTFORD FINL SV 4.7 9/01	93,204
HANCOCK JOHN GLB 3.5 1/30	307,579
HANCOCK JHN GLB 3.75 9/30	200,103
GOLDMAN SACHS 6.6 1/15/12	229,294
GMAC 6.125% 9/15/06 GLBL	589,418
GMAC 6.75% 1/15/06	766,329
GE CAP GLBL 3.5% 8/15/07	136,512
GE CAP CP MTN 7.5 6/15/09	343,202
FORD MTR CR GLB 6.5 1/25/	1,286,956
FORDMTRCR GLB 6.875 2/1/0	254,123
FLTBOSFI 3.85% 2/15/08	208,932
FLEETBSTON FIN MTN4.2 11/	311,413
FIRSTAR BNK GLBL 7.8 7/05	461,495

SCHEDULE I

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Fair
Value
FIRST U NATL GLBL 7.8 8/1	114,311
FPL GROUP CAP1.875 3/30/	170,522
FPL GROUP7.625% 9/15/06	158,140
ENCANA CORP4.6% 8/15/09	103,758
EKSPORTFINANS A 5.75 6/6/	301,254
DUKE ENERGY 3.75% 3/05/08	252,737
DONNELLEY RR 3.75% 4/1/09	617,660
DEUTSCHE TEL GLB 8 6/15/1	657,333
DEUTSCHE TEL GLB8.25 6/15	123,236
DEERE JOHN CAP4.125 7/15	369,292
DEERE JOHN CAP3.9 1/15/0	82,007
DAIMLER CHRYS GL 4.05 6/4	155,151
DAIMLER CHRYSLR 4.75 1/15	255,597
DCX 6.4 5/15/06	157,271
DAIMLERC FRN 9/10/07 SER	165,236
COUNTRYWIDE MTN 4.125 9/1	272,038
COUNTRYWIDE MTN 4 3/22/11	108,159
COUNTRYWIDE HOM 5.625 5/1	399,120
COSTCO WHL CRP5.5 3/15/0	137,269
CONS NATURAL 5.375 11/01/	208,367
COMP SCI 3.5% 4/15/08	149,829
COMP SCI 7.375% 6/15/11	151,725
CITIGROUP5.75% 5/10/06	121,774
CHUBB CORP3.95% 4/01/08	247,704
CIT GROUP3.65 11/23/07	412,030
BRITISH GBL 8.125/8.375 1	831,161
BRITISH TEL 7.875 12/15/0	313,947
BELLSOUTH GLBL 4.2 9/15/0	228,423
BEAR 4% 1/31/08	97,301
BANKAMER GBL5.875 2/15/09	257,503
BANKAMER 6.25 4/01/08	10,908
BONY 3.4/3ML+148 3/15/13	482,037
BONY INC 4.25%/3ML 9/4/12	188,300
BANK OF AMERICA 4.375 12/	45,298
BANKAMER GLBL 7.4 1/15/11	500,850
BANKAMER 7.8 2/15/10 GLBL	77,504
ANZ 7.55% 9/15/06	103,119
ARCO 10.875% 7/15/05	653,855
ASSOC-NA GLBL 6.25 11/01/	202,466
ASSOCIATES 6.875 11/15/08	77,880
AMER GENL FIN 3.875 10/1/	238,411
AGFC SR MTN 4.625 5/15/09	301,936
AGFC SR MTN 4.625 9/01/10	553,505
AGFC SR MTN 2.75% 6/15/08	14,440
ALLSTATE 2.5% 6/20/08	47,772
ALLIANCE CAPTL 5.625 8/15	701,396
ABBEY NATL MTN 6.69 10/17	597,242
AXA FINL INC 7.75 8/01/10	293,539
ASIF GLOBAL XXIII 3.9 10/	10,070
AOL TIME WARNER 5.625 5/0	392,155

SCHEDULE I

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Fair
Value
CHILE REP GLB 5.625 7/23/	251,817
FHLM ARM 4.985 8/3 782926	25,678
FHLG 15YR 4.00% 1/20 #TBA	1,591,288
FNMA 6.50 1/16 #253633	126,072
FNMA 7.00 3/11 #303784	10,824
FNMA 7.00 6/17 #545725	223,244
FNMA 7.00 12/17 #555532	357,190
FNMA 7.00 2/16 #619196	39,745
FNMA 15YR 6.50% 1/20 #TBA	109,380
FNMA 6.50 3/17 #637071	248,444
FNMA ARM 3.878 6/3 723633	142,282
FNMA ARM 3.836 6/3 723760	17,035
FNMA ARM 4.021 12/ 773212	25,148
FNMA ARM 3.939 10/ 781549	49,437
FNMA ARM 3.975 11/ 781809	59,118
FNMA ARM 4.025 1/3 781871	50,574
FNMA ARM 4.549 8/3 796985	71,640
FNMA ARM 4.324 12/ 802660	25,405
FNMA ARM 4.037 12/ 802854	25,031
FNMA ARM 4.105 1/3 806520	49,809
FNMA ARM 4.072 12/ 806640	50,391
FNMA ARM 4.048 1/3 806711	25,182
FNMA ARM 4.17 11/3 806720	50,267
FHLB 2.125% 7/07/06-04	1,209,254
FHLMC GLBL 2.875 12/15/06	209,789
FHLMC 2.375% 2/15/07	891,512
FHLMC 1.875% 2/15/06	1,551,230
FHLMC 2.75% 10/15/06	152,678
FNMADN 0% 3/23/05	2,785,622
FNMA 6.25% 2/01/11 SUBS	207,636
FNMA 3.25% 8/15/08	3,601,747
FNMA 2.375% 2/15/07	1,047,916
FNMA 3.125% 7/15/06	2,210,635
FNMA 3% 8/15/07	5,264,822
FNMA 3.41% 8/30/07-05	1,002,953
FNMA 3.125% 12/15/07	198,308
BACM 04-6 XP CSTR 12/42	54,095
BACM 03-2 XP CSTR 3/41	58,243
BACM 04-2 XP CSTR 11/38	54,512
BACM 04-5 XP CSTR 11/41	78,272
BSCMS 04-PWR5 X2 CSTR 7/4	66,185
BSCMS 04-T16 X2 CSTR 2/46	40,778
BSCMS 03-PWR2 X2 CSTR 5/3	81,039
BSCMS 2003-T12 X2 8/13/39	58,612
BSCMS 04-PWR6 X2 CSTR 11/	40,945
CGCMT 04-C2 XP CSTR 10/41	51,302
COMM 04-LBN2 X2 CSTR 3/39	20,211
COMM 04-CNL X1 CSTR 9/14	81,842
COMM 04-LNB4 XP CSTR 10/3	124,386
CSFB 03-C3 ASP CSTR 5/38	237,941

SCHEDULE I

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Fair
Value
CSFB 03-C4 ASP CSTR 8/36	48,247
CSFB 03-C5 ASP CSTR 12/36	85,834
CSFB 04-C1 ASP CSTR 1/37	92,763
CSFB 04-C4 ASP CSTR 10/39	69,454
CSFB 04-C3 ASP CSTR 7/36	119,750
GECMC 02-3A X2 CSTR 12/37	100,288
GMACC 03-C3 X2 CSTR 12/38	89,303
GMACC 04-C3 X2 CSTR 12/41	59,218
GSMS 04-C1 X2 CSTR 10/28	63,211
GECMC 04-C1 X2 CSTR 11/38	84,439
GCCFC 03-C1 XP CSTR 7/35	138,272
GCCFC 03-C2 XP CSTR 1/36	143,802
JPMCC 03-LN1 X2 CSTR 10/3	113,247
JPMCC 03-CB7 X2 CSTR 1/38	98,370
JPMCC 02-C3 X2 CSTR 7/35	51,743
JPMCC 04-C1 X2 CSTR 1/38	26,843
JPMCC 04-CB8 X2 CSTR 1/39	36,086
JPMCC 04-CBX X2 CSTR 1/37	177,777
LBUBS 01-WM X CSTR 7/16	51,338
LBUBS 04-C2 XCP1.4108 3/	75,984
LBUBS 02-C7 XCP1.1897% 0	86,930
LBUBS 04-C6 XCP CSTR 8/36	67,979
LBUBS 03-C1 XCP CSTR 12/3	49,070
LBUBS 03-C3 XCP CSTR 3/37	43,193
LBUBS 04-C1 XCP1.0542	81,859
MLCC 03-E XA1 CSTR 10/28	25,015
MLCC 03-G XA1 1% 1/25/29	22,629
MLCC 03-H XA1 1% 1/29	20,421
MLMT 02-MW1 XP CSTR 7/34	44,121
MLMT 04-BPC1 XP CSTR 9/41	185,295
MSC 03-IQ5 CSTR 4/38	58,719
MSC 03-IQ6 X2 .759% 12/41	71,028
MSC 04-HQ4 X2 CSTR 4/40	45,687
MSC 04-TOP13 X2 CSTR 9/45	57,573
NCSLT 04-1 AIO-1 7.87 6/1	86,561
SMF 03-A AX1 .8% 10/08	57,766
SEMT 04-1 X1 .8% 1/34	21,682
WBCMT 03-C8 XP CSTR 11/35	42,072
WBCMT 03-C9 XP CSTR 12/35	30,914
WBCMT 04-C10 XP CSTR 2/41	36,852
WBCMT 04-C15 XP CSTR 10/4	273,267
NCSLT 04-2 AIO 9.75 10/14	129,373
AESOP03-3 2.75% 7/07	322,865
ACCR 03-2 A1 4.23% 10/33	214,164
ACCR 03-3 A1 4.46% 12/33	207,247
ACCR 04-2 A2 1ML+30 7/34	219,581
ACE 02-HE2 M1 1ML+85 8/32	50,339
ACE 03-HS1 M1 1ML+75 6/33	25,147
ACE 03-HS1 M2 1ML+175 6/3	25,436
ACE 03-NC1 M1 1ML+78 7/33	50,498

SCHEDULE I

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Fair
Value
ACE 03-HE1 M1 1ML+65 11/3	55,381
ACE 03-HE1 M2 1ML+170 11/	35,746
ACE 04-FM1 M1 1ML+60 9/33	45,062
ACE 04-FM1 M2 1ML+125 8/3	176,964
ACE 04-OP1 M1 1ML+52 4/34	120,200
ACE 04-OP1 M2 1ML+105 4/3	165,428
ACE 02-HE1 M1 1ML+65 6/32	65,364
ARMT 04-1 9A2 1ML+40 1/34	200,751
AMCAR 01-B A4 5.37 6/08	513,574
AMCAR 03-CF A4 3.48% 5/10	240,805
AMCAR 04-1 A3 3.22% 7/08	114,920
AMCAR 04-1 B 3.7 1/09	20,032
AMCAR 04-1 C 4.22% 7/09	20,136
AMCAR 04-CA A4 3.61% 5/11	80,013
AMCAR 04-DF A4 3.43 7/11	202,331
AMSI 02-AR1 M2 1ML+130 9/	50,167
AMSI 02-4 M1 1ML+100 2/33	70,675
AMSI 03-3 M1 1ML+80 3/33	50,328
AMSI 03-6 M1 1ML+76 8/33	236,835
AMSI 03-AR2 M1 1ML+85 5/3	45,232
AMSI 03-7 M1 1ML+85 8/33	85,836
AMSI 04-R2 M1 1ML+43 4/34	35,020
AMSI 04-R2 M2 1ML+48 4/34	25,015
ARSI 03-W3 AV1B 1ML+45 9/	24,759
ARSI 03-W3 AV2 1ML+40 9/3	23,089
ARSI 03-W9 M1 1ML+69 3/34	317,608
ARSI 04-W5 M1 1ML+60 4/34	105,201
ARSI 04-W7 M1 1ML+55 5/34	110,065
ARSI 04-W7 M2 1ML+60 5/34	90,054
ABSHE 02-HE3 2A 1ML+40 10	5,381
ABSHE 03-HE3 A2 1ML+35 6/	20,972
ABSHE 03-HE3 M1 1ML+83 6/	80,805
ABSHE 03-HE4 M2 1ML+200 8	189,083
ABSHE 03-HE5 A2B 4 8/33	51,664
ABSHE 04-HE3 M1 1ML+54 6/	50,048
ABSHE 04-HE3 M2 1ML+112 6	100,106
ABSHE 04-HE6 A2 1ML+36 6/	194,062
ABSHE 02-HE2 M2 1ML+113 8	50,271
ABFC 04-HE1 M2 1ML+115 1/	60,043
BACM 00-2 A2 7.1975 9/32	113,369
BACM 04-2 A2 3.52% 11/38	265,761
BACM 04-2 A3 4.05% 11/38	256,995
BACM 04-4 A3 4.128% 7/42	180,547
BOIT 02-B1 B1 1ML+38 12/0	150,906
BOIT 04-B2 B2 4.37% 4/12	404,799
BOIT 04-A6 3.94% 4/16/12	330,390
BAYV 03-F A 1ML+50 9/43	336,443
BAYC 04-1 A 1ML+36 4/34	185,494
BAYC 04-2 A1 1ML+43 8/34	184,192
BAYC 04-2 M1 1ML+58 8/34	58,081

SCHEDULE I

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Fair
Value
BAYV 04-A A 1ML+45 2/44	203,198
BSCMS 04-ESA A3 4.741 5/1	92,128
BSCMS 04-ESA B 4.888 5/16	168,963
BSCMS 04-ESA C 4.937 5/16	102,480
BSCMS 04-ESA D 4.986 5/16	41,023
BSCMS 04-ESA E 5.064 5/16	117,668
BSCMS 04-ESA F 5.182 5/16	30,696
BSCMS 03-PWR2 A3 4.83 5/3	123,100
BSCMS 04-HS2 E 1ML+90 1/1	50,296
BSCMS 04-HS2 F 1ML+105 1/	25,150
BSABS 04-BO1 M2 1ML+75 9/	100,340
BSABS 04-BO1 M3 1ML+105 9	70,273
BSABS 04-BO1 M4 1ML+120 9	60,302
BSABS 04-BO1 M5 1ML+140 9	55,260
CDCMC 02-HE3 M1 1ML+110 3	61,324
CDCMC 03-HE1 M1 1ML+90 8/	70,452
CDCMC 03-HE3 M1 1ML+70 11	70,683
CDCMC 03-HE3 M2 1ML+175 1	56,129
CDC 04-HE2 M2 1ML+120 7/3	65,047
COMM 02-FL7 D 1ML+57 11/1	70,287
CWL 00-2 MV2 1ML+90 6/31	49,165
CWL 02-5 MV1 1ML+100 3/33	20,210
CWL 04-2 M1 1ML+50 5/34	150,088
CWL 04-3 M1 1ML+50 6/34	50,080
CWL 04-4 A 1ML+37.5 8/34	121,500
CWHL 02-25 2A1 5.5 11/17	124,035
CWHL 02-32 2A3 5% 1/18	36,880
CWHL 04-16 A1 1ML+40 9/34	255,759
COMT 01-8A A 4.6 8/09	204,491
COAFT 01-B A4 4.88 9/08	162,359
COAFT 02-A A3 4.03% 8/06	35,706
COAFT 02-B 2.71% 10/16	84,411
COAFT 02-C A3A 2.65 4/07	126,011
COAFT 04-A A3 3.07 7/08	288,789
COAFT 04-B A3 2.96% 4/09	188,801
COMET 02-B1 B1 1ML+68 7/0	376,556
COMET 03-2B 3.5% 2/09	205,419
COMET 03-B4 B4 1ML 7/11	193,750
COMET 03-A4 A4 3.65% 7/11	63,786
COMET 04-B5 B5 3.7 5/10	390,586
COMET 04-B6 B6 4.155 7/12	305,237
COPAR 04-2 A3 3.06% 3/08	154,785
CHAMT 03-6 B 1ML+35 2/11	287,610
CHAMT 04-1 B 1ML+20 5/09	115,141
CCCIT 04-A4 3.2% 8/09	330,586
COMM 99-1 A2 6.455 5/32	760,500
COMM 04-CNL A2 1ML+30 9/1	105,311
COMM 04-CNL B 1ML+40 9/14	50,108
COMM 04-CNL D 1ML+64 9/14	15,032
COMM 04-CNL E 1ML+70 9/14	20,056

SCHEDULE I

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Fair
Value
COMM 04-CNL F 1ML+80 9/14	15,045
COMM 04-HTL1 B 1ML+45 7/1	15,042
COMM 04-HTL1 D 1ML+55 7/1	35,066
COMM 04-HTL1 E 1ML+75 7/1	25,060
COMM 04-HTL1 F 1ML+80 7/1	25,071
CSFB 97-C2 A2 6.52 1/35	23,565
CSFB 99-C1 A2 7.29 9/41	664,738
CSFB 01-CK3 A2 6.04 6/34	387,148
CSFB 02-HE16 M2 1ML+150 1	25,429
HEAT 02-4 M2 1ML+205 3/33	50,786
HEAT 03-3 A2 1ML+36 8/33	69,198
HEAT 03-4 M1 1ML+80 10/33	111,139
CSFB 03-C5 A3 4.429 12/36	276,703
HEAT 03-5 M1 1ML+70 12/33	100,869
HEAT 03-5 M2 1ML+173 12/3	46,097
CSFB 03-C4 A3 CSTR 8/36	163,078
CSFB 04-AR3 6A2 1ML+37 4/	99,559
CSFB 04-AR4 5A2 1ML+37 5/	91,025
CSFB 04-AR5 11A2 1ML+37 6	134,786
CSFB 04-AR6 9A2 1ML+37 10	160,776
CSFB 04-FRE1 A2 1ML+35 4/	161,054
CSFB 04-FRE1 M3 1ML+65 4/	160,098
CSFB 04-HC1 A2 1ML+50 12/	40,052
CSFB 04-HC1 B 1ML+75 12/2	115,162
CSFB 04-AR8 8A2 1ML+38 9/	202,217
DLJCM 98-CG1 A1B 6.41 6/3	183,345
DLJCM 99-CG1 A1B 6.46 3/3	321,578
DLJCM 99-CG2 A1B 7.3 6/32	101,768
DLJCM 99-G3 A1A 7.12 10/3	222,967
DLJCM 00-CF1 A1A 7.45 6/3	664,938
DCAT 04-C A3 2.98% 8/08	388,117
DCMT 99-6 A 6.85 7/07	4,131,344
FHR 2292 QT 6.5% 5/30	41,371
FHR 2313 C 6 5/31	312,346
FHR 2355 CD 6.5% 6/30	4,832
FHR 1602 PH 6 4/23	2,363,532
FHR 1601 PL 6 10/08	694,355
FHR 1650 H 6.25 10/22	176,718
FHR 2368 PQ 6.5 8/30	21,634
FHR 2435 GD 6.5% 2/30	53,465
FNR 94-63 PH 7 6/23	46,757
FNR 01-15 VA 6 6/10	1,662
FNR 99-10 MZ 6.5 9/38	403,989
FNR 02-18 PE 5.5 6/16	597,589
FNR 02-52 PA 6% 4/31	35,879
FNR 02-64 PC 5.5 12/26	437,364
FHR 2445 BD 6.5 6/30	3,324
FHR 2473 JB 5.5 2/29	28,943
FHR 2498 PD 5.5 2/16	113,364
FNR 01-52 XM 6.5 11/10	210,502

SCHEDULE I

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Fair
Value
FNR 01-53 OH 6.5% 6/30	2,384
FNR 03-83 TH 4.5% 11/16	241,143
FHR 2557 MA 4.5 7/16	53,595
FHR 2590 NT 5% 4/16	231,788
FHR 2626 NA 5 6/23	243,867
FHR 2728 NE 4.5 7/17	289,314
FHR 2763 PD 4.5 12/17	381,129
FHR 2885 PC 4.5 3/18	242,293
FITAT 04-A A3 3.19 2/08	144,767
FULB 97-C2 A3 6.65 11/29	142,111
FORDO 02-B A3A 4.14 12/05	10,177
FORDO 03-B B1 2.85% 10/07	188,007
FHLT 04-1 M4 1ML+95 2/34	50,034
FHLT 04-1 M5 1ML+110 2/34	50,035
FHLT 04-1 M6 1ML+130 2/34	50,037
FHLT 04-C M1 1ML+65 8/34	145,667
GECMC 01-2 A3 6.03 8/33	1,056,526
GEBL 03-1 A 1ML+43 4/31	205,889
GGPMP01-C1A A2 5.007 11/	164,672
GMACC 97-C2 A3 6.566 4/29	168,309
GMACC 99-C1 A2 6.175 5/33	406,121
GMACC 04-C2 A2 CSTR 8/38	122,983
GMACC 00-C1 A2 7.724 3/33	287,623
GSMS 01-LIBA A2 6.615 2/1	281,831
GSMS 01-LIBA C 6.733 2/16	104,818
GSMS 03-C1 A2A 3.59% 1/40	224,626
GSMS 04-C1 A1 3.659 10/28	280,651
GSAMP04-HE1 M1 1ML+55 5/	110,065
GSAMP04-HE1 M2 1ML+115 5	49,648
GSAMP04-HE1 M3 1ML+140 5	49,655
FFML 04-FF3 M2 1ML+114 5/	125,090
GSAMP03-HE2 M1 1ML+65 8/	85,510
GSAMP04-FM1 M1 1ML+65 11	85,052
GSAMP04-FM1 M2 1ML+140 1	55,669
GECMC 04-C3 A2 4.433 7/39	223,597
GNR 02-35 C CSTR 10/23	42,955
GNR 03-36 C 4.2545 2/31	189,879
GNR 03-64 B 4.528% 4/32	329,883
BCARD 5 B 1ML+23 8/08	45,107
BCARD 5 A2 2.7% 8/08	361,795
BCARD 6 B 1ML+19 2/09	30,056
GRAN 04-3 1B 3ML+16 9/44	100,109
GRAN 04-1 1B 3ML+21 3/44	40,055
GRAN 04-1 1M 3ML+41 3/44	55,157
GRAN 04-2 1B 3ML+17 6/44	30,024
GRAN 04-2 1M 3ML+28 6/44	60,032
GPMH 01-1 IA 1ML+34 4/32	135,782
GCCFC 03-C1 A2 3.285 7/35	262,183
GCCFC 04-GG1 A4 4.755 6/3	256,553
HFP8 1B 3ML+13 7/40	55,245

SCHEDULE I

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Fair
Value
HFP8 2B 3ML+17 7/40 DT	70,405
HEAT 04-1 M1 1ML+63 6/34	85,675
HEAT 04-1 M2 1ML+120 6/34	85,595
HEAT 04-3 M1 1ML+57 8/34	55,033
HEAT 04-3 M2 1ML+120 8/34	60,043
HEAT 04-3 M3 1ML+145 8/34	25,019
HEAT 04-4 A2 1ML+32 10/34	210,344
HMPT 99-HMTA D 7.97 8/15	56,961
HAT 02-3 A3A 2.75 6/07	96,958
HAT 04-1 A3 3.3% 5/09	239,650
HAT 04-1 A4 3.93 7/11	145,126
HPLCC 02-1 A 5.5 1/11	364,916
HPLCC 02-3 B 1ML 9/09	201,831
HFCHC 03-1 M 1ML+63 10/32	35,778
HFCHC 03-2 M 1ML+58 9/33	57,801
HFCHC 04-1 M 1ML+52 9/33	107,184
HMLHC 03-HC1 1ML+65 2/33	87,153
HMLHC 03-HC2 1ML+60 6/03	123,149
IMM 04-6 0% 7/26/04 DN	124,688
IMM 09-4 M2 1ML+65 1/35	123,950
IMM 04-9 M3 1ML+70 1/35	94,026
IMM 04-9 M4 1ML+105 1/35	44,577
JPMCC 04-CB9 A2 CSTR 6/41	306,690
LBUBS 00-C3 A2 7.95 1/10	285,544
LBUBS 00-C5 A2 6.51 12/26	133,316
LBUBS 01-C3 A1 6.058 6/20	363,189
LBUBS 04-C6 A2 4.187 8/29	181,216
LBUBS 03-C3 A2 3.086 5/27	195,298
LBUBS 03-C5 A2 3.478 7/27	497,030
LBFRC 03-LLFA C 1ML+70 12	90,576
LBMLT 04-2 M1 1ML+53 6/34	124,972
LBMLT 04-2 M2 1ML+108 6/3	75,440
MBNAS 01-A1 A1 5.75 10/08	124,350
MBNAS 03-B2 B2 1ML+39 10/	40,314
MBNAS 03-B3 B3 1ML+37.5 1	191,013
MBNAS 03-B5 B5 1ML+37 2/1	292,584
MSSTR 04-1 1A1 CSTR 8/17	248,772
BECO 99-1 A3 6.62 3/07	129,206
MARM 04-11 1A4 1ML+49 11/	62,973
MARM 04-11 2A2 1ML+44 11/	73,017
MLCC 03-A 2A2 6ML+41 3/28	73,027
MLCC 03-F A2 6ML+34 9/29	306,255
MLMI 03-OPT1 M1 1ML+65 7/	151,065
MMLT 04-1 M1 1ML+50 7/34	50,029
MMLT 04-1 M3 1ML+95 7/34	25,017
MMLT 04-1 M4 1ML+110 7/34	25,018
MLMI 04-FM1 M2 1ML+115 1/	25,255
MLCC 04-E A2A 6ML+35 11/2	288,337
MLMT 04-MKB1 A2 4.353 2/4	288,719
JPMC 99-C7 A2 6.507 10/35	49,058

SCHEDULE I

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Fair
Value
JPMC 99-C8 A2 7.4% 7/31	281,050
MSAC 04-NC2 M2 1ML+120 12	240,173
MSAC 04-NC6 A2 1ML+34 7/3	137,814
MSC 98-WF2 A2 6.54 7/30	167,386
MSC 98-HF2 A2 6.48 11/30	616,649
MSC 99-WF1 A2 6.21 11/31	291,256
MSC 99-CAM1 A4 7.02 3/32	168,057
MSC 04-HQ3 A2 4.05 1/41	144,409
MSAC 02-HE3 M1 1ML+110 12	55,868
MSAC 03-NC5 M2 1ML+200 4/	76,450
MSAC 03-NC6 M1 1ML+80 6/3	96,136
MSAC 03-HE1 M1 1ML+80 6/3	131,403
MSAC 03-HE1 M2 1ML 6/33	50,741
MSAC 03-NC8 M1 1ML+70 9/3	75,525
MSAC 03-NC10 M1 1ML+68 10	161,317
MSDWC 03-NC2 M2 1ML+200 2	81,911
MSDWC 01-NC3 M2 1ML+150 1	131,005
MSDWC 01-NC4 M2 1ML+165 1	50,754
MSDWC 02-HE1 M1 1ML+60 7/	85,612
MSDWC 02-HE2 M2 1ML+125 8	50,326
MSDWC 02-NC3 M1 1ML+72 8/	45,476
MSDWC 02-OP1 M1 1ML+75 9/	45,395
MSDWC 02-NC4 M2 1ML+160 9	25,267
MSDWC 03-NC1 M1 1ML+105 1	70,791
MSDWC 03-NC1 M2 1ML+205 1	55,733
MCFI 98-MC2 A2 6.423 6/30	542,625
NLFC 98-2 A1 6.001 8/30	347,639
NLFC 99-2 A1C 7.03 6/31	309,853
NAVOT 04-B A3 3.13 5/09	144,156
NCHET 03-6 M1 1ML+72 1/34	150,991
NALT 03-A A3B 2.57% 6/09	278,666
NALT 04-A A3 2.9 8/07	283,099
NALT 04-A A4B 3.18 6/10	74,358
NAROT 04-C A3 2.85% 10/07	64,622
NHEL 03-2 M-1 1ML+75 9/33	60,608
NHEL 04-1 M1 1ML+45 6/34	50,073
ONYX 02-D A3 2.47% 12/06	55,822
ONYX 03-C A4 2.66 5/10	463,561
ONYX 04-C A3 2.94% 11/08	99,612
PPSI 04-WCW1 M1 1ML+63 9/	80,073
PPSI 04-WCW1 M2 1ML+68 9/	45,045
PPSI 04-WCW1 M3 1ML+125 9	90,097
PPSIN 04-MHQ1 A 2.487 12/	103,531
PPSIN 04-MHQ1 B 3.474 12/	55,032
PERMA 5 1B 3ML+14 6/42	100,159
PERMA 5 2A 3ML+11 6/11	60,132
PERMA 5 2B 3ML+18 6/42	110,246
PERMA 4 1B 3ML+14 6/42	55,080
PERMA 4 1M 3ML+23 6/42	45,066
PERMA 4 2M 3ML+33 6/42	45,148

SCHEDULE I

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Fair
Value
RAMP03-SL1 3A1 7.125 4/3	199,334
RAMP03-RZ2 A1 3.6% 4/33	138,106
RAMP04-SL2 A1I 6.5 10/16	58,997
SBM7 00-C3 A2 6.592 12/33	283,216
SBM7 00-C1 A2 7.52 12/09	319,932
SBM7 00-C2 A1 7.298 7/33	319,238
SBM7 03-HE1 A 1ML+40 4/33	68,146
SCAMT 99-1 A 5.65 3/09	501,792
SCAMT 00-2 A 6.75 9/09	195,314
SEMT 03-6 A2 6ML+33 11/33	310,745
SEMT 04-2 A 6ML+27 3/34	163,475
SEMT 04-5 A3 6ML+28 6/34	219,720
STRIP04-1A A 1ML+48 3/18	222,623
ARC 02-BC1 M2 1ML+110 1/3	70,337
SASC 04-GEL1 A 1ML+36 2/3	31,871
SASC 04-NP1 A 1ML+40 9/33	106,406
TIAA 01-C1A A2 6.3% 6/21	213,777
TMTS 03-8HE A 1ML+47 12/3	113,662
TMTS 04-1HE A 1ML+51 2/35	112,826
TMST 04-3 A 1ML+37 9/34	259,778
USAOT 03-1 A-3 1.58 6/15/	388,491
VWALT 04-A A3 2.84 7/07	327,643
WESTO 04-3 A4 3.93% 2/12	361,705
WESTO 02-2 A3 3.81 2/07	182,677
WESTO 02-4 A3A 2.39% 8/07	233,907
WESTO 04-4 A4 3.44% 5/12	324,091
WBCMT 03-C6 A2 4.498 8/35	234,135
WBCMT 04-C14 A2 4.368 8/4	364,178
WAMMS 03-MS9 2A1 7.5 12/3	52,850
WAMMS 04-RA2 2A 7% 7/33	85,877
WFMBS 03-14 1A1 4.75 12/1	252,720
WALT 04-1 A3 2.96% 6/08	317,840
WOART 04-A A4 3.96% 7/11	272,113
USTN 3.125% 5/15/07	15,717,589
USTN 4% 6/15/09	17,593,638
CASH	3,956,398

167,354,509

SCHEDULE I

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Fair
Value
Wrapper Contracts:
AIG Financial Products Corp
4.64% contract, maturity date: evergreen
ACT / 252460	(515,666)
CDC Financial Products
4.64% contract, maturity date: evergreen
ACT / 1072-01	(516,837)
Chase Manhattan Bank
4.64% contract, maturity date: evergreen
ACT / 431253	(512,116)
Rabobank Nederland
4.64% contract, maturity date: evergreen
ACT / RYD020001	(515,684)
State Street Bank and Trust Company
4.64% contract, maturity date: evergreen
ACT / 104008	(512,716)

(2,573,019)

Investment contracts at contract value	164,781,490

MUTUAL FUNDS:

Fidelity Equity-Income Fund*	63,876,176
Putnam Voyager Fund A	74,255,756
Fidelity Contrafund*	67,117,433
Fidelity Diversified International Fund*	44,030,336
Fidelity U.S. Bond Index Fund*	16,401,423
Spartan U.S. Equity Index Fund*	19,553,560
Fidelity Growth Company Fund*	37,681,174
UAM: Rice, Hall, James Small Cap Porfolio	12,225,211
Fidelity Freedom Income Fund*	4,293,288
Fidelity Freedom Fund 2010*	10,601,069
Fidelity Freedom Fund 2020*	12,465,927
Fidelity Freedom Fund 2030*	9,340,710
Fidelity Freedom Fund 2040*	3,295,858
Spartan Extended Market Index	95,427
OSIC LAU/R Discovery Institution	585,463

375,818,811

Ryder System, Inc. Common Stock Fund* (2,259,004 shares and $1,084,197 cash)	108,968,935

Participant Loans (average interest rate 5.51% )	27,668,817

$679,514,987

* Represents a Party-In-Interest

SCHEDULE II

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

NO REPORTABLE TRANSACTIONS

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
23.1	Consent of Independent Registered Pubic Accounting Firm